02034864

Morgan

The Morgan Crucible Company plc

5th June 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED JUN 07 2002 WASH. D.C. SECTION

Re: <u>The Morgan Crucible Company plc – File No. 82-3387</u>

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dlw 6/17

Registered Office as above
Registered in England No 286773
Tracey/SEC Filing Letter

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all of your 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each in The Morgan Crucible Company plc you should hand this document to the stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

Morgan

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

THE MORGAN CRUCIBLE COMPANY PLC

(Registered in England No. 286773)

Registered Office:
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

5th June, 2002

To holders of 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each ('Convertible Preference shares').

Dear Shareholder

NOTICE OF RIGHT OF CONVERSION ON THE BASIS OF 36.3636 ORDINARY SHARES FOR EVERY 100 CONVERTIBLE PREFERENCE SHARES

In accordance with Article 4(3) of the Company's Articles of Association, the Company hereby gives you notice that on 8th July 2002 (the 'Conversion Date') you have the right to convert your Convertible Preference shares into fully paid Ordinary shares of 25p each ('Ordinary shares'). The basis of conversion is 36.3636 Ordinary shares for every 100 Convertible Preference shares.

The procedures for exercising your right of conversion are described below and will depend on whether your Convertible Preference shares are (or will be) held by you on the Conversion Date in uncertificated form or certificated form. This will be determined by reference to the Register of Members as at the close of business on the Conversion Date.

Conversion Terms

You may choose at your own discretion whether or not to exercise your right of conversion. If you decide to convert, the conversion rate is:

For every 100 Convertible Preference shares converted — 36.3636 Ordinary shares

and so in proportion for any greater or lesser number of Convertible Preference shares.

As has been the practice of recent years, conversion will be effected this year by means of consolidation and sub-division and fractional entitlements to Ordinary shares will, in accordance with the Company's Articles of Association, be disregarded.

Dividends

The preferential dividend of 7.5p (net) per Convertible Preference share per annum is payable half-yearly in equal instalments on 6th January and 6th July (or if such date is a Saturday, Sunday or public holiday, on the next day which is not such a day). Any Convertible Preference shares converted into Ordinary shares on 8th July 2002 will cease to carry any right to a preferential dividend after conversion. Holders of Convertible Preference shares on the Register of Members at the close of business on 7th June 2002 will be entitled to receive the preferential dividend payable on 8th July 2002.

The Ordinary shares resulting from conversion will carry the right to receive all dividends and other distributions made, paid or declared on Ordinary shares in respect of a record date after 8th July 2002 and such Ordinary shares shall otherwise rank *pari passu* in all respects with the other Ordinary shares then in issue.

Financial Information

The following income and capital comparisons are based on the conversion of a holding of 100 Convertible Preference shares into 36.3636 Ordinary shares and may be helpful to you and your advisers in considering whether or not to exercise your right of conversion on this occasion.

(i) **Income Comparison**

Dividend on 100 Convertible Preference shares at 7.5 per cent per annum	£7.50
Dividend* on 36.3636 Ordinary shares at 7.4p per Ordinary share per annum	£2.69

*It should be noted that the Ordinary dividend rate is based on declarations for the year ended 4th January 2002 and does not necessarily mean that the rate of dividend will be maintained in future years. It should also be noted that for the year ended 4th January 2002 no final dividend was declared on the Ordinary shares and the Directors have stated that it is their intention to return to a policy of progressive dividend payments when the circumstances permit.

The above figures exclude any tax credit which may be available to certain shareholders.

(ii) **Capital Value Comparison**

Capital value of 100 Convertible Preference shares at 104.5p† per share	£104.50
Capital value of 36.3636 Ordinary shares at 171p† per share	£62.18

†The prices used in the above comparison are based on the middle market closing prices, as derived from the London Stock Exchange Daily Official List for 30th May 2002, the latest practicable date before the despatch of this circular. These capital values are subject to stock market movements and may change during the period of conversion.

(iii) **Market Values**

	Ordinary shares	**Convertible Preference shares**
3rd December 2001	184p ex div	108.5p
2nd January 2002	189.5p ex div	103.5p ex div
1st February 2002	179p	103p
1st March 2002	164.5p	104.5p
2nd April 2002	185.5p	105.5p
1st May 2002	181.5p	105p
30th May 2002	171p	104.5p

These figures are the middle market closing prices as derived from the London Stock Exchange Daily Official List.

Procedure for Conversion

1. Certificated Shareholdings

If you decide to convert all or some of your Convertible Preference shares into Ordinary shares and you hold those Convertible Preference shares on the Conversion Date in certificated form you should complete and sign the Conversion Notice on the reverse of each share certificate relating to the Convertible Preference shares which you wish to convert. In the case of a joint holding all joint shareholders must sign the Conversion Notice. If you wish to convert some but not all the Convertible Preference shares represented by a share certificate you can do so by inserting the requisite number in the first paragraph of the Conversion Notice. Once you have lodged a Conversion Notice it may not be withdrawn without the consent in writing of the Company.

The share certificate(s) with the completed and signed Conversion Notice(s) must be forwarded to the New Issues Department, Capita IRG Plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive no earlier than 11th June 2002 and no later than 8th July 2002.

All enquiries should be made to the Company's Registrars, Capita IRG Plc, on telephone number 0870 162 3100.

If you have lost your share certificate(s) for the Convertible Preference shares, but wish to exercise your right to convert, you will need to complete a letter of indemnity and return it to the Company's Registrars at the address mentioned above together with your request to convert by no later than 8th July 2002. Standard letters of indemnity are available from the Company's Registrars. You will have to secure a counter signature from either a bank, insurance company or guarantee company and you may have to pay an administration charge in this respect.

If you decide not to convert any Convertible Preference shares you need not take any action.

Despatch of Share Certificates

Ordinary shares arising on conversion will be allotted on 8th July 2002 and share certificates for the Ordinary shares together with share certificates for any balance of Convertible Preference shares comprised in the certificate(s) surrendered will be despatched at each shareholder's risk by first class mail on or before 19th July 2002. Pending the despatch of share certificates transfers will be certified against the Register of Members. Mandates relating to the payment of dividends on the Convertible Preference shares in force on 8th July 2002 will be treated as valid and effective mandates to the Company for the payment of dividends on the Ordinary shares issued on conversion.

2. **Uncertificated Shareholdings**

If you decide to convert all or some of your Convertible Preference shares into Ordinary shares and you hold Convertible Preference shares on the Conversion Date in uncertificated form and you wish to convert all or some of these Convertible Preference shares into Ordinary shares using the CREST system, an 'Uncertificated Conversion Notice' (as defined below) must be received as indicated below at any time during the period up to and including 8th July 2002 (the 'Convertible Period').

CREST members and (where applicable) their CREST sponsors who wish to exercise their right of conversion should refer to the CREST Manual for further information on the CREST procedures referred to below.

CREST sponsored members should refer this notice to their CREST sponsor, to enable their CREST sponsor to take the necessary action specified below to exercise their right of conversion.

Under the Articles of Association of the Company the Directors are entitled to prescribe the form of instruction or notification that must be received during the Conversion Period to effect the conversion of Convertible Preference shares held in uncertificated form. Such instruction or notification is referred to as an 'Uncertificated Conversion Notice' (the 'Notice'). The Directors may also prescribe or determine the person who must receive the Notice in order for it to be valid, any relevant terms and conditions and when it is to be treated as received for these purposes.

In relation to the Conversion Period ending on 8th July 2002 the Directors have prescribed and determined as follows:

The prescribed form of Notice is an Unmatched Stock Event (USE) instruction which, on its settlement, will have the effect of crediting a stock account of the Company's Registrars, under the participant ID and member account ID specified below, with the number of the Convertible Preference shares to be converted.

The USE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of Convertible Preference shares to be converted;

(ii) the participant ID of the holder of the Convertible Preference shares;

(iii) the member account ID of the holder of the Convertible Preference shares from which the Convertible Preference shares are to be debited;

(iv) the participant ID of the Company's Registrars, Capita IRG Plc. This is RA10;

(v) the member account ID of the Registrars. This is MORGANCR;

(vi) the corporate action number. This is allocated by CRESTCo and can be found by visiting the relevant Corporate Actions details in CREST;

(vii) the corporate action ISIN. This is GB0006029127;

(viii) the Intended Settlement Date. This must be on or before 8th July 2002; and

(ix) standard delivery priority set to 80.

In order for a Notice to be valid, the USE instruction must comply with the requirements as to authentication and the contents set out above **and must settle on or before 8th July 2002.**

CREST members and (where applicable) their CREST sponsors should note that the latest time at which a USE instruction may settle on 8th July 2002 is 3.00 pm on that date (the CREST deadline for settlement).

CREST members and (where applicable) CREST sponsors should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of a USE instruction and its settlement in connection with the conversion of Convertible Preference shares held in CREST. It is the responsibility of the CREST members concerned to take (or, where applicable, to procure that their CREST sponsor takes) such action as shall be necessary to ensure that a USE instruction settles by 3.00 pm on 8th July 2002. In this connection CREST members and (where applicable) their CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

CREST members who submit a valid Notice in accordance with the above procedures will thereby request that the Ordinary shares to which they will become entitled be issued to them on the terms set out in this document and subject to the Memorandum and Articles of Association of the Company.

The Company may at its sole discretion:

(a) treat as valid (and binding on the CREST member concerned) a Notice which does not comply in all respects with the requirements as to validity set out or referred to above;

(b) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid Notice in substitution for or in addition to

(c) treat a properly authenticated dematerialised instruction (the 'first Instruction') as not constituting a valid Notice if, at the time at which the Company's Registrars receive a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or the Company's Registrars have received actual notice from CRESTCo of any of the matters specified in Regulation 29(5)(a) of the Uncertificated Securities Regulations 1995 in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(d) accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for settlement of a USE instruction or any alternative instruction or notification, in the event that, for reasons or due to circumstances outside the control of any CREST member or (where applicable) a CREST sponsor, the CREST member is unable validly to exercise his right of conversion by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of the facilities and/or systems operated by the Company's Registrars in connection with CREST.

All enquiries should be made to the Company's Registrars, Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, either by telephone on 0870 162 3100 or in writing at the aforementioned address.

If you exercise your right of conversion this year, Ordinary shares arising on conversion will be issued to you in uncertificated form. The Registrars will, on or prior to 19th July 2002, instruct CRESTCo to credit your appropriate stock account (being a stock account under the participant ID and member account ID specified in your Uncertificated Conversion Notice) with the Ordinary shares issued to you or to which you are entitled. It is expected that the instruction will be given to CRESTCo on 19th July 2002.

Notwithstanding the above, if the Company in its absolute discretion (and for any reason) so determines, all or any of the Ordinary shares to which you are entitled on conversion may be issued to you in certificated form.

If you decide not to convert any Convertible Preference shares you need not take any action.

United Kingdom Taxation

On the basis of current legislation, the exercise of conversion rights should not give rise to a liability to United Kingdom tax on capital gains (except to a minimal extent, on any sale of fractional entitlements). A liability to such tax may arise, however, on any subsequent disposal of Ordinary shares acquired on conversion. The Ordinary shares acquired on conversion will be treated as the same asset, acquired at the same time as the original Convertible Preference shares. Allowable expenditure on Convertible Preference shares for the purpose of United Kingdom tax on capital gains, after taking account of any sale of fractional entitlements, will form part of the base cost of the new Ordinary shares acquired pursuant to the exercise of conversion rights.

Any holder of Convertible Preference shares who is in any doubt about his tax position or who is a dealer in such shares or is subject to tax in any other jurisdiction should consult his independent professional adviser immediately.

Stock Exchange Listing

Application will be made to the Financial Services Authority and the London Stock Exchange for the Ordinary shares to be issued on conversion of the Convertible Preference shares to be admitted to the Official List and to trading on the London Stock Exchange. It is expected that listing will become effective and dealings will commence on 19th July 2002.

Subsequent Conversion Rights

Subject as provided in the Company's Articles of Association the opportunity to convert the Convertible Preference shares into Ordinary shares will arise for a final time on 6th July 2003 and, subject as provided for in the Company's Articles of Association, the rate of conversion will be the same as in 2002. Notices of Conversion Rights will be despatched to all holders of Convertible Preference shares at the appropriate time in 2003. Any Convertible Preference shares in issue on 31 July 2003 shall be redeemed for £1 each, as provided in the Company's Articles of Association.

This Notice is sent pursuant to the Company's Articles of Association and is not to be taken as a recommendation to holders of Convertible Preference shares either to convert or not to convert any or all of their Convertible Preference shares. If you are in any doubt as to the action to be taken you should consult your independent professional adviser immediately.

Yours faithfully,